Shareholder Meeting.  At a special meeting of the shareholders held on March 28, 2016, the Fund?s shareholders voted on one proposal:
1) To approve the Agreement and Plan of Reorganization on behalf of the Fund.
 At the meeting, shareholders approved the above proposals as follows:
For %
Against %
Abstain %
99.14%
0.44%
0.43%
..